Exhibit 4.4

DESCRIPTION OF SECURITIES

The following is a summary of the material terms of the capital stock of Bluegreen Vacations Holding Corporation (the “Company,” “we,” “us” or “our”). The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, our Amended and Restated Articles of Incorporation, as amended, our Bylaws, as amended, and our Rights Agreement (as defined below), each of which is included as an exhibit to our Annual Report on Form 10-K. The terms of our capital stock may also be affected by Florida law.

Authorized Capital Stock; Shares Issued and Outstanding

Under our Amended and Restated Articles of Incorporation, our authorized capital stock consists of 30,000,000 shares of Class A Common Stock, par value $0.01 per share, 5,000,000 shares of Class B Common Stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, 2,000,000 of which has been designated as Series A Junior Participating Preferred Stock. As of February 28, 2021,  approximately 15,624,091 shares of our Class A Common Stock and 3,693,596 shares of our Class B Common Stock were issued and outstanding. We do not have any outstanding shares of preferred stock.

Class A Common Stock and Class B Common Stock

Voting Rights

Except as provided by Florida law or as specifically provided in our Amended and Restated Articles of Incorporation, holders of our Class A Common Stock and Class B Common Stock vote as a single group on matters presented to them for a shareholder vote. With respect to each such matter, each share of our Class A Common Stock is entitled to one vote, with all of the shares of Class A Common Stock representing in the aggregate 22% of the total voting power of our Class A Common Stock and Class B Common Stock, and each share of our Class B Common Stock is entitled to the number of votes per share so that all of the shares of Class B Common Stock will represent in the aggregate 78% of the total voting power of our Class A Common Stock and Class B Common Stock. These fixed voting percentages will remain in effect until the total number of outstanding shares of our Class B Common Stock falls below 360,000 shares. If the total number of outstanding shares of our Class B Common Stock is less than 360,000 shares but greater than 280,000 shares, then our Class A Common Stock will hold a voting percentage equal to 40% and our Class B Common Stock will hold a voting percentage equal to the remaining 60%. If the total number of outstanding shares of our Class B Common Stock is less than 280,000 shares but greater than 100,000 shares, then our Class A Common Stock will hold a voting percentage equal to 53% and our Class B Common Stock will hold a voting percentage equal to the remaining 47%. If the total number of outstanding shares of our Class B Common Stock is less than 100,000 shares, then each share of our Class A Common Stock and Class B Common Stock will be entitled to one vote on each matter presented to a vote of our shareholders. Each of the above-described share thresholds will be ratably adjusted in connection with any stock split, reverse stock split or similar transaction effected by us.

Under Florida law, holders of our Class A Common Stock are entitled to vote as a separate voting group on amendments to our Amended and Restated Articles of Incorporation which require the approval of our shareholders under Florida law and would:

•	effect an exchange or reclassification of all or part of the shares of our Class A Common Stock into shares of another class;
•	effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of our Class A Common Stock;
•	change the designation, rights, preferences, or limitations of all or part of the shares of our Class A Common Stock;
•	change all or part of the shares of our Class A Common Stock into a different number of shares of Class A Common Stock;
•	create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior or superior to our Class A Common Stock;
•

increase the rights, preferences or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior or superior to our Class A Common Stock;

•	limit or deny any existing preemptive right of all or part of the shares of our Class A Common Stock; or
•	cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of our Class A Common Stock.

However, if a proposed amendment that would otherwise entitle the holders of our Class A Common Stock to vote as a separate voting group as a result of the amendment having one of the effects described above would affect the holders of our Class B Common Stock or any of our other securities outstanding from time to time in the same or substantially similar way, then the holders of our

Class A Common Stock will not be entitled to vote as a separate voting group on the proposed amendment but instead will vote together with the other similarly affected shareholders as a single voting group on the amendment.

Under Florida law, holders of our Class B Common Stock are entitled to vote as a separate voting group on any amendment to our Amended and Restated Articles of Incorporation which requires the approval of our shareholders under Florida law and would affect the rights of the holders of our Class B Common Stock in substantially the same manner as described above with respect to our Class A Common Stock. Holders of our Class A Common Stock and Class B Common Stock are also entitled to vote as a separate voting group on any plan of merger or plan of share exchange that requires the approval of our shareholders under Florida law and contains a provision which, if included in a proposed amendment to our Amended and Restated Articles of Incorporation, would require their vote as a separate voting group.

In addition to the rights afforded to our shareholders under Florida law, our Amended and Restated Articles of Incorporation provide that the approval of the holders of our Class B Common Stock, voting as a separate voting group, is required before any of the following actions may be taken:

•	the issuance of any additional shares of our Class B Common Stock, other than a stock dividend issued to holders of our Class B Common Stock;
•

a reduction in the number of outstanding shares of our Class B Common Stock, except for any reduction by virtue of a conversion of shares of our Class B Common Stock into shares of our Class A Common Stock or a voluntary disposition to us; or

•	any amendments of the voting rights provisions of our Amended and Restated Articles of Incorporation.

Our Amended and Restated Articles of Incorporation do not provide for cumulative voting on the election of directors.

Convertibility

Under our Amended and Restated Articles of Incorporation, holders of our Class B Common Stock possess the right, at any time, to convert any or all of their shares of our Class B Common Stock into shares of our Class A Common Stock on a share-for-share basis. Our Class A Common Stock is not convertible into any other class or series of our securities.

Dividends and Other Distributions

Holders of our Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by our Board of Directors out of legally available assets, subject to preferences that may apply to any shares of our preferred stock outstanding from time to time. Any distribution per share with respect to our Class A Common Stock must be identical to the distribution per share with respect to our Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of our Class A Common Stock may be declared and issued in the form of Class A Common Stock while a dividend or other non-cash distribution to holders of our Class B Common Stock may be declared and issued in the form of either Class A Common Stock or Class B Common Stock.

Liquidation Rights

Upon any liquidation, the assets legally available for distribution to our shareholders after payment of liabilities and any liquidation preference of any shares of our preferred stock outstanding from time to time will be distributed ratably among the holders of our Class A Common Stock and Class B Common Stock.

Fully Paid and Non-Assessable

All outstanding shares of our Class A Common Stock and Class B Common Stock are fully paid and non-assessable.

No Preemptive Rights, Redemption Rights or Sinking Fund Provision

The holders of our Class A Common Stock and Class B Common Stock have no preemptive rights, and our Class A Common Stock and Class B Common Stock is not subject to any redemption or sinking fund provisions.

Additional Shares of Common Stock

We may issue additional authorized shares of our Class A Common Stock or Class B Common Stock as authorized by our Board of Directors from time to time, without shareholder approval, subject to any limitations imposed by applicable national securities exchange rules.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock and Class B Common Stock is American Stock Transfer & Trust Company, LLC.

Listing

Our Class A Common Stock is listed for trading on the New York Stock Exchange under the ticker symbol “BVH.” Our Class B Common Stock is traded on the OTCQX market under the trading symbol “BVHBB.”

Preferred Stock

Under our Amended and Restated Articles of Incorporation, and as permitted by Florida law, our Board of Directors may authorize the issuance of preferred stock in one or more series, establish from time to time the number of shares to be included in each series and fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case, without vote or action by our shareholders except to the extent required by applicable national securities exchange rules. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our Class A Common Stock or Class B Common Stock or otherwise adversely affect the voting power or other rights of the holders of our Class A Common Stock or Class B Common Stock, including the likelihood that holders of our Class A Common Stock or Class B Common Stock would receive dividend payments and payments on liquidation, or the amounts thereof. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, financing transactions and other corporate purposes, could also, among other things, have the effect of delaying, deferring or preventing a change in control or other corporate actions, and might adversely affect the market price of our Class A Common Stock or Class B Common Stock.

2,000,000 shares of our authorized preferred stock has been designated as Series A Junior Participating Preferred Stock, none of which are currently outstanding.  See “Rights Agreement - Series A Junior Participating Preferred Stock Provisions” below for additional information regarding our Series A Junior Participating Preferred Stock.

Rights Agreement

General

On June 17, 2020, we entered into a Rights Agreement with American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”), in an effort to protect against investors seeking short-term gains by taking advantage of adverse market conditions resulting from the COVID-19 pandemic at the expense of our Company and our long-term investors. The following is a summary of the terms of the Rights Agreement.  The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Rights Agreement,  which is included as an exhibit to our Annual Report on Form 10-K.

The Rights

Under the terms and conditions of the Rights Agreement, one preferred share purchase right (a “Right”) was issued with respect to each share of our Class A Common Stock and Class B Common Stock outstanding as of the close of business on June 29, 2020, the record date for the distribution. In addition, new Rights will accompany any new shares of our Class A Common Stock and Class B Common Stock issued after such record date until the earlier of the Distribution Date described below or the redemption or exchange of the Rights or other termination or expiration of the Rights Agreement. Prior to exercise, the Rights will not give their holders any dividend, voting, liquidation or any other rights of a shareholder of our Company.

Prior to the Distribution Date (as defined under “Exercisability” below), each Right will be transferred with and only with the share of our Class A Common Stock or Class B Common Stock with respect to which the Right was issued. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any shares of our Class A Common Stock or Class B Common Stock will also constitute the transfer of the Rights associated with such shares. After the Distribution Date, the Rights will separate from our Class A Common Stock and Class B Common Stock and be evidenced by book-entry credits or by Rights certificates to be mailed to all eligible holders of our Class A Common Stock or Class B Common Stock. Any Rights beneficially owned by an Acquiring Person and any of the Acquiring Person’s Affiliates, Associates and other Related Persons (as such terms are defined in the Rights Agreement), and certain subsequent transferees of such persons, will become null and void and may not be exercised.

Exercise Price

Once the Rights become exercisable, each Right will allow its holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock for $50.00 (as such amount may be adjusted in accordance with the terms of the Rights Agreement, the “Purchase Price”).

Series A Junior Participating Preferred Stock Provisions

The value of one one-hundredth of a share of Series A Junior Participating Preferred Stock is intended to approximate the value of one share of our Class A Common Stock. Each one one-hundredth of a share of Series A Junior Participating Preferred Stock, if issued:

•	will not be redeemable;
•

will entitle holders to, when, as and if declared by our Board of Directors, dividend payments of $0.01, or an amount equal to the dividend paid on one share of our Class A Common Stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of our Class A Common Stock, whichever is greater;
•

will have the same voting power as one share of our Class A Common Stock (with all outstanding shares of our Class A Common Stock and Series A Junior Participating Preferred Stock representing, in the aggregate, 22% of the general voting power of our stock, subject to adjustment in accordance with our Amended and Restated Articles of Incorporation, as described above); and

•

will entitle holders to a payment equal to the payment made on one share of our Class A Common Stock if shares of our Class A Common Stock are exchanged via merger, consolidation, or a similar transaction.

Exercisability

The Rights will not be exercisable until the “Distribution Date,” which is the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons or person(s) acting in concert therewith has acquired, or obtained the right to acquire, beneficial ownership of 5% or more of the outstanding shares of our Class A Common Stock, Class B Common Stock or total combined common stock or (ii) 10 business days (or such later date as may be determined by action of our Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 5% or more of the outstanding shares of our Class A Common Stock, Class B Common Stock or total combined common stock.

Exemptions

Persons who beneficially owned 5% or more of our Class A Common Stock, Class B Common Stock or total combined common stock as of the record date for the distribution of the rights were not required to divest any shares and will not trigger exercisability of the Rights so long as they do not become the beneficial owner of one or more additional shares of our Class A Common Stock or Class B Common Stock (other than pursuant to certain limited exceptions expressly set forth in the Rights Agreement) which results in their beneficial ownership of 5% or more of the outstanding shares of our Class A Common Stock, Class B Common Stock or total combined common stock. Additionally, if our Board of Directors determines that a person or group who would otherwise be an Acquiring Person exceeded any of the 5% thresholds inadvertently and without any intention of obtaining, changing or influencing control of our Company, then such person or group will not be deemed to be or to have become an Acquiring Person in such case provided such person or group divests itself, as soon as practicable (as determined by our Board of Directors), of beneficial ownership of a sufficient number of shares of our Class A Common Stock or Class B Common Stock (as determined by our Board of Directors) so that such person or group would no longer otherwise qualify as an Acquiring Person. The Board will consider requests for a waiver on a case by case basis. Further, if we repurchase shares of our Class A Common Stock or Class B Common Stock and, as a result, a person or group’s holdings constitute 5% or more of the remaining outstanding shares of our Class A Common Stock, Class B Common Stock or total combined common stock, that person or group will not be an Acquiring Person so long as they do not become the beneficial owner of one or more additional shares of our Class A Common Stock or Class B Common Stock (other than pursuant to certain limited exceptions expressly set forth in the Rights Agreement) which results in their beneficial ownership of 5% or more of the outstanding shares of our Class A Common Stock, Class B Common Stock or total combined common stock. The Rights will also not become exercisable solely as a result of any unilateral grant of a security by us, including our grant of stock awards, restricted stock awards, options, warrants, rights or similar interests to our directors, officers or employees, or as a result of the vesting or exercise of any such security. In addition, a person or group will not become an Acquiring Person solely as the result of the acquisition by such person or group of shares of our Class A Common Stock or Class B Common Stock from an individual who beneficially owned 5% or more of our Class A Common Stock, Class B Common Stock or total combined common stock then outstanding if such shares are received upon such individual’s death pursuant to such individual’s will or pursuant to a charitable trust created by such individual for estate planning purposes. We and our subsidiaries, any employee benefit plan of us or any of our subsidiaries, or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of our Class A Common Stock or Class B Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for our employees or the employees of any of our subsidiaries are excepted from the provisions of the Rights Agreement.

Consequences of a Person or Group Becoming an Acquiring Person

If a person or group becomes an Acquiring Person, all holders of Rights (except the Acquiring Person, each Related Person of the Acquiring Person, and certain of their respective transferees, whose Rights will have become void) may, for the Purchase Price, purchase from us a number of shares of our Class A Common Stock or equivalent securities having a market value at that time of twice the Purchase Price.

If, after a person or group has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person, each Related Person of the Acquiring Person, and certain of their respective transferees, all of which Rights will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent) that at the time of such transaction having a market value of two times the Purchase Price.

Exchange

From the date, if any, on which any person or group becomes an Acquiring Person until the expiration of the Rights Agreement, our Board of Directors will have the right to extinguish the Rights by exchanging the Rights (other than Rights beneficially owned by the Acquiring Person, each Related Person of the Acquiring Person, and certain of their respective transferees, all of which Rights will have become void), in whole or in part, at an exchange ratio of one share of our Class A Common Stock, or a fractional share of Series A Junior Participating Preferred Stock (or other class or series of our preferred stock having similar rights, preferences and privileges as the Series A Junior Participating Preferred Stock) of equivalent value, per Right (subject to adjustment in accordance with the terms of the Rights Agreement).

Redemption

At any time prior to the Distribution Date, our Board of Directors may redeem the Rights, in whole but not in part, at a price of $0.0001 per Right (the “Redemption Price”), payable, at our option, in cash, shares of Class A Common Stock or Class B Common Stock or such other form of consideration as our Board of Directors shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our Board of Directors, in its sole discretion, may establish.

Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate, and the holders of Rights will thereafter only have the right to receive the Redemption Price.

Adjustments

The Purchase Price, the Redemption Price, the number of shares issuable in exchange for or upon exercise of the Rights and the number of outstanding Rights will be subject to adjustment in accordance with the terms of the Rights Agreement to prevent dilution that may occur as a result of certain events, including, among others, a stock dividend, a stock split or a reclassification of our capital stock. No adjustments to the Purchase Price of less than 1% will be made.

Amendments

For so long as the Rights are redeemable, we may amend the Rights Agreement in any manner without the approval of any holders of Rights or of our Class A Common Stock or Class B Common Stock. After such time as the Rights are no longer redeemable, we may amend the Rights Agreement in any manner without the consent of any holders of Rights, except that no such amendment may (i) adversely affect the interests of the holders of Rights as such (other than an Acquiring Person, any Related Person of an Acquiring Person and certain of their transferees), (ii) cause the Rights Agreement again to become amendable other than in accordance with this sentence, or (iii) cause the Rights again to become redeemable.

Term

The Rights Agreement has a term of two years, expiring on June 17, 2022, subject to earlier termination upon redemption or exchange of the Rights or otherwise at the discretion our Board of Directors, or extension of the Rights Agreement by our Board of Directors in accordance with the terms of the Rights Agreement.

Certain Anti-Takeover Effects

The terms of our Class A Common Stock and Class B Common Stock will make the sale or transfer of control of our Company or the removal of our directors unlikely without the concurrence of the holders of our Class B Common Stock. In addition, the sale or transfer of control of our Company or the removal of our directors will be impossible without the consent of Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise so long as they own shares of our Class A Common Stock and Class B Common Stock representing a majority of our total voting power.

Our Amended and Restated Articles of Incorporation and Bylaws also contain other provisions that may discourage, delay or prevent a merger, acquisition or other change in control. These provisions include those which permit our Board of Directors to establish the number of directors and fill any vacancies and newly created directorships and specify advance notice procedures that must be complied with by shareholders in order to make shareholder proposals or nominate directors. The Rights Agreement may also have an anti-takeover effect as it will provide a deterrent to any person or group from acquiring 5% or more of our outstanding Class A Common Stock, Class B Common Stock or total combined common stock, although the Rights Agreement should not interfere with any merger or other business combination approved by our Board of Directors.

In addition, the authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by applicable national securities exchange rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued common stock and preferred stock (and our Board of Directors’ authority to establish the rights, preferences and limitation of the preferred stock, as described above) could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

As a Florida corporation, we are also subject to the provisions of Florida law, including those limiting the voting rights of “control shares.” Under Florida law, subject to certain exceptions, including mergers and acquisitions effected in accordance with Florida law, the holder of  “control shares” of a Florida corporation that has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or substantial assets in Florida and (iii) either more than 10% of its shareholders residing in Florida, more than 10% of its shares owned by Florida residents or 1,000 shareholders residing in Florida, will not have the right to vote those shares unless the acquisition of the shares was approved by a majority of each class of voting securities of the corporation, excluding those shares held by interested persons. “Control shares” are defined as shares acquired by a person, either directly or indirectly, that when added to all other shares of the issuing corporation owned by that person, would entitle that person to exercise, either directly or indirectly, voting power within any of the following ranges: (i) 20% or more but less than 33% of all voting power of the corporation’s voting securities; (ii) 33% or more but less than a majority of all voting power of the corporation’s voting securities; or (iii) a majority or more of all of the voting power of the corporation’s voting securities.

Exclusive Forum Provision

Our Bylaws  contain an exclusive forum provision which provides that, unless our Board of Directors consents to the selection of an alternative forum, the Circuit Court located in Broward County, Florida (or, if such Circuit Court does not have jurisdiction, another Circuit Court located within Florida or, if no Circuit Court located within Florida has jurisdiction, the federal district court for the Southern District of Florida) shall be the sole and exclusive forum for “Covered Proceedings,” which include: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders; (iii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the Florida Business Corporation Act, or our Amended and Restated Articles of Incorporation or Bylaws (in each case, as may be amended or amended and restated from time to time); and (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine of the State of Florida. To the extent within the categories set forth in the preceding sentence, Covered Proceedings include causes of action under the Exchange Act and the Securities Act. The exclusive forum provision will also provide that if any Covered Proceeding is filed in a court other than a court located within Florida in the name of any shareholder, then such shareholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within Florida in connection with any action brought in any such court to enforce the exclusive forum provision and (b) having service of process made upon such shareholder in any such enforcement action by service upon such shareholder’s counsel in the action as agent for such shareholder. Notwithstanding the foregoing, shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees or be cost-prohibitive to shareholders, which may discourage such lawsuits against us and our directors, officers and other employees. However, there is uncertainty regarding whether a court would enforce the exclusive forum provision. If a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our financial condition and operating results.

Limitation on Liability and Indemnification of Directors and Officers

Florida law generally provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act regarding corporate management or policy, unless the director breached or failed to perform his or her duties as a director and the director’s breach of or failure to perform those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) an unlawful distribution, (iv) in a proceeding by or in the right of the corporation or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct, or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

In addition, Florida law provides that a Florida corporation has the power to (i) indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), because he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (ii) indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor because that person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors of the corporation, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Indemnification under clause (ii) of the preceding sentence is authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification with regard to a proceeding by or in the right of the corporation is to be made in respect of any claim, issue or matter as to which such person has been found liable unless, and only to the extent that, the court in which the proceeding was brought, or any other court of competent jurisdiction, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Further, under Florida law, to the extent that a director, officer, employee or agent of a Florida corporation has been successful on the merits or otherwise in defense of any proceeding referred to in the preceding paragraph, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

Our Amended and Restated Articles of Incorporation and Bylaws contain indemnification provisions substantially similar to the above-described provisions of Florida law. In addition, we carry insurance permitted by Florida law for our directors, officers, employees and agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting in such capacities on our behalf, which acts may include liabilities under the Securities Act.